UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               _____________

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 14)*

- ----------------------------------------------------------------------
- ------
                          Regency Equities Corp.
                             (Name of Issuer)

                               Common Stock
- ----------------------------------------------------------------------
- ------
                      (Title of Class of Securities)


                                 75885510
- ----------------------------------------------------------------------
- ------
                              (CUSIP Number)

         David M. Taylor, Treasurer, First Lincoln Holdings, Inc.
         3 Christina Center, Suite 1004, 201 North Walnut Street,
                  Wilmington, DE  19801    (302) 429-4900
- ----------------------------------------------------------------------
- -----
                  (Name, Address and Telephone Number of
         Person Authorized to Receive Notices and Communications)

                               June 13, 1996
                         -------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to
report the acquisition which is the subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-1(b)(3) or (4), check the
               __
following box /__/.

__
Check the following box.  If a fee is being paid with the statement
/__/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- ----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover
     page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the
     liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 0f 26

                               SCHEDULE 13D

CUSIP No. 75885510                                  Page 2 of 26 Pages

1    Name Of Reporting Person
     S.S. Or I.R.S. Identification No. Of Above Person

     First Lincoln Holdings, Inc. (I.D. 95-2508211)

2    Check The Appropriate Box If A Member Of A Group*       (a) /__/
                                                             (b) /X_/
3    SEC Use Only

4    Source Of Funds*

     WC, AF

5    Check Box If Disclosure Of Legal Proceedings Is Required
     Pursuant To Items 2(d) Or 2(e)                              /__/

     N/A

6    Citizenship Or Place Of Organization

     Corporation organized under the law of the State of Delaware


    Number    |  7    Sole Voting Power
              |
   of Shares  |       1,010,000 SHARES
              |
 Beneficially |  8    Shared Voting Power
              |
   Owned By   |       71,857,965 SHARES
              |
     Each     |  9    Sole Dispositive Power
              |
   Reporting  |       1,010,000 SHARES
              |
    Person    |  10   Shared Dispositive Power
              |
     With     |       71,857,965 SHARES


11   Aggregate Amount Beneficially Owned By Each Reporting Person

     72,867,965 SHARES

12   Check Box If The Aggregate Amount In Row (11) Excludes Certain
     Shares*
/__/

     N/A

13   Percent Of Class Represented By Amount In Row (11)

     83.48 PERCENT

14   Type Of Reporting Person*

     HC, CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No. 75885510                                    Page 3 of 26
Pages

1    Name Of Reporting Person
     S.S. Or I.R.S. Identification No. Of Above Person

     Evergreen Acceptance Corporation Inc. (I.D. 95-3763346)

2    Check The Appropriate Box If A Member Of A Group*            (a)
/__/
                                                                  (b)
/X_/
3    SEC Use Only

4    Source Of Funds*

     WC, AF

5    Check Box If Disclosure Of Legal Proceedings Is Required
     Pursuant To Items 2(d) Or 2(e)
/__/

     N/A

6    Citizenship Or Place Of Organization

     Corporation organized under the law of the State of Delaware


    Number    |  7    Sole Voting Power
              |
   of Shares  |       0 SHARES
              |
 Beneficially |  8    Shared Voting Power
              |
   Owned By   |       71,857,965 SHARES
              |
     Each     |  9    Sole Dispositive Power
              |
   Reporting  |       0 SHARES
              |
    Person    |  10   Shared Dispositive Power
              |
     With     |       71,857,965 SHARES


11   Aggregate Amount Beneficially Owned By Each Reporting Person

     71,857,965 SHARES

12   Check Box If The Aggregate Amount In Row (11) Excludes Certain
     Shares*
/__/

     N/A

13   Percent Of Class Represented By Amount In Row (11)

     82.33 PERCENT

14   Type Of Reporting Person*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 75885510                                  Page 4 of 26 Pages

          This Amendment No. 14 to the Schedule 13D amends the Statement on Schedule 13D, Amendment No. 13 (the "Schedule") filed by First Lincoln
Holdings Inc., a Delaware corporation ("First Lincoln") previously known as First Executive Corporation and Evergreen Acceptance Corporation, a Delaware corporation ("Evergreen") relating to the common stock, par value
$.01 per share of Regency Equities Corp., a Delaware corporation, as specifically set forth below.

          Item 2.   Identity And Background.
                    -----------------------

          First Lincoln is a Delaware corporation whose principal business is as a holding company owning subsidiaries engaged in the underwriting of life insurance. First Lincoln's principal office is located at 3 Christina Center, Suite 1004, 201 N. Walnut Street, Wilmington, Delaware
19801. In the past five years, First Lincoln has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, First Lincoln was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Evergreen is a Delaware corporation which is a holding company.
Evergreen's principal place of business and principal office are located at 3 Christina Center, Suite 1004, 201 N. Walnut Street, Wilmington, Delaware 19801. In the past five years, Evergreen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, Evergreen was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                               First Lincoln
                               -------------

Name               Address                Present Occupation
- ----               -------                ------------------

Martin Oliner      3 Christina Center     Director, Chairman of the
                   Suite 1004             Board, and Chief Executive
                   201 North Walnut St.   Officer of First Lincoln;
                   Wilmington, DE 19801   Attorney-at-Law
                                          375 Park Avenue
                                          New York, New York

Marie E. Collins   3 Christina Center     Director, Vice-Chairman of
the
                   Suite 1004             Board of Lincoln Holdings;
                   201 North Walnut St.   Attorney-at-Law
                   Wilmington, DE 19801   3000 Post Oak Boulevard
                                          Houston, Texas

David M. Taylor    3 Christina Center     Treasurer and Assistant
                   Suite 1004             Secretary of First Lincoln
                   201 North Walnut St.
                   Wilmington, DE 19801

CUSIP No. 75885510                               Page 5 of 26 Pages
                                 Evergreen
                                 ---------

Name               Address                Present Occupation
- ----               -------                ------------------
Martin Oliner      3 Christina Center     Director, Chairman of the
                   Suite 1004             Board, and Chief Executive
                   201 North Walnut St.   Officer of Evergreen;
                   Wilmington, DE  19801  Attorney-at-Law
                                          375 Park Avenue
                                          New York, New York

Marie E. Collins   3 Christina Center     Director, Vice-Chairman of
the
                   Suite 1004             Board of Evergreen;
                   201 North Walnut St.   Attorney-at-Law
                   Wilmington, DE 19801   3000 Post Oak Boulevard
                                          Houston, Texas

David M. Taylor    3 Christina Center     Director and Treasurer
                   Suite 1004             Evergreen
                   201 North Walnut St.
                   Wilmington, DE 19801

          Item 3.   Source And Amount Of Funds Or Other Consideration.
                    -------------------------------------------------

          The source of funds for the purchase of additional shares of Common Stock reported herein was the working capital of Evergreen.
The
total funds to purchase the Common Stock were $1,937,292. In connection with the transaction, First Lincoln and/or Evergreen incurred legal fees of less than $50,000.

          Item 4.   Purpose Of The Transaction.
                    --------------------------

          On May 13, 1996, First Lincoln and Evergreen reached an agreement in principle with Warren G. Lichtenstein, Lawrence Butler, Jack
Howard, Ronald LaBow, Steel Partners II, LP, Richard Sandler, the
Regency
Shareholders Committee and Steel Partners II, LP and members of a group
affiliated with them (the "Selling Stockholders") to settle certain claims
arising out of the proxy contest in connection with the 1995 Annual Meeting of Stockholders of Regency (the "Proxy Contest"). Pursuant to that settlement, the Selling Stockholders, Regency, and Evergreen executed a Stock Purchase Agreement dated as of June 10, 1996, and on June 11,
1996
(i) Evergreen purchased, for a price of $.05 per share, 38,745,340 shares of Common Stock owned by the Selling Stockholders, (ii) First Lincoln, Evergreen and Regency released all claims against certain Selling Stockholders and certain related parties arising out of the Proxy Contest,
(iii) Regency released all claims against First Lincoln and Evergreen and certain related parties arising out of the Proxy Contest, (iv) holders of substantially all of the shares sold by the Selling Stockholders released all claims of any nature against First Lincoln, Evergreen, and certain related parties, and (v) certain of the Selling Stockholders released all claims of any nature against Regency.

          First Lincoln and/or Evergreen intend to review the business and corporate structure of Regency, including the composition of its board of directors, its charter and bylaws, the composition of its management and its business practices in order to determine whether changes in any or all of such matter are appropriate. First Lincoln and/or Evergreen have no present plans to make any of the foregoing changes, but reserve the right to do so after review.

CUSIP No. 75885510                               Page 6 of 26 Pages

          First Lincoln and/or Evergreen reserve their right to acquire additional shares of Common Stock, either on the open market, in privately negotiated transactions, or through a tender offer, merger or other extraordinary transaction. First Lincoln and/or Evergreen have no present plans to engage in any of the potential transactions described in this paragraph.

          Item 5.   Interest In Securities Of The Issuer.
                    ------------------------------------

          The aggregate number of shares of Common Stock beneficially owned by First Lincoln is 72,867,965 shares, which represents 83.48% of the Common Stock. Of this aggregate number, First Lincoln is the record owner of 1,010,000 shares of Common Stock and Evergreen, a wholly-owned subsidiary of First Lincoln, is the record owner of 71,857,965 shares of
Common Stock.

          Except as reported herein, neither Evergreen nor First
Lincoln
has made any purchases or sales of Common Stock within the last 60 days.

          Item 6.   Contracts, Arrangements, Understandings Or
                    -------------------------------------------
                    Relationships With Respect To Securities Of The
                    -----------------------------------------------
                    Issuer.
                    ------

          First Lincoln and Evergreen are parties to the agreements described in Item 4. The description of those agreements in Item 4 is incorporated herein by reference.

          Item 7.   Material To Be Filed As Exhibits.
                    --------------------------------

          The Form of Stock Purchase Agreement, which was executed as of
June 11, 1996, is attached as Exhibit 1 to the Schedule and is incorporated herein by reference.

Exhibit 2 Forms of Release executed and delivered in connection with the
          Stock Purchase Agreement

CUSIP No. 75885510                                  Page 7 of 26 Pages

          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 12, 1996         FIRST LINCOLN HOLDINGS, INC., a
                              Delaware corporation



                              By  /s/ David M. Taylor
                              --------------------------------------
                              David M. Taylor, Treasurer


          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 12, 1996         EVERGREEN ACCEPTANCE
                              CORPORATION, a Delaware corporation



                              By   /s/ David M. Taylor
                              --------------------------------------
                              David M. Taylor, Treasurer

CUSIP No. 75885510                             Page 8 of 26 Pages

                                 EXHIBIT 2

          Each of the undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________,
1996 by and among Evergreen Acceptance Corporation, a Delaware corporation
("Evergreen"), Regency Equities Corp., a Delaware corporation ("Regency") and the other persons party thereto as Sellers (the "Purchase Agreement"), hereby, on behalf of himself or itself, his or its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the later two terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever release and discharge each of Evergreen, First Lincoln Holdings, Inc., a Delaware corporation,
Martin Oliner and each of their respective officers, directors, predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns (the "Released Parties"), from all claims, rights, demands, suits, matters, issues and causes of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof (the "Released Claims"), including without limitation any claims or fraud, misrepresentation, non-disclosure, coercion, duress or other claims that the Released Parties wrongfully induced any of the undersigned to enter into the Purchase Agreement, but excluding any obligation, liability or claim arising under the specific terms of the Purchase Agreement and Exhibits thereto. Each of the undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section 1542 of the California Civil Code ("Section
1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to each of the undersigned. Section 1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." Each of the undersigned acknowledges that he or it may hereafter discover facts different from, or in addition to, those which he or it now knows or believes to be true with respect to the Released Claims, and that he or it is expressly and intentionally releasing unknown claims, such that the releases contained in this Agreement shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. Each of the undersigned represents that he or it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims. Each of the undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, costs, expense (including, without limitation attorneys' fees), right of action or cause of action based on, arising out of, or in connection with any such actual or purported assignment, transfer or pledge.

                              REGENCY SHAREHOLDERS COMMITTEE
                              By:  STEEL PARTNERS II, L.P.
                              By:  Steel Partners, Ltd., the General
                                   Partner of Steel Partners
Associates,
                                   L.P. General Partner


                              By:  _____________________________
                                   Warren Lichenstein
                                   Chairman of the Board



                              STEEL PARTNERS II, L.P.

                              By:  Steel Partners, Ltd., the General
                                   Partners Associates, L.P. General
                                   Partner



                              By:  _____________________________
                                   Warren Lichenstein
                                   Chairman of the Board



                              __________________________________
                              Warren Lichenstein


                              __________________________________
                              Lawrence Butler


                              __________________________________
                              Jack Howard


                              __________________________________
                              Ronald LaBow


                              __________________________________
                              Richard Sandler

          Each of the undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________,
1996 (the "Purchase Agreement") among Evergreen Acceptance
Corporation, a
Delaware corporation ("Evergreen"), Regency Equities Corp., a Delaware corporation ("Regency"), and the other persons party thereto as Sellers, and in acknowledgement of the benefits realized as a result of the Purchase Agreement (including, without limitation, execution of mutual releases) hereby, on behalf of himself or itself, his or its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the latter two terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever release and discharge each of Regency, its current directors, officers, employees, attorneys, representatives and agents and their predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns (the "Released Parties"), from all claims, rights, demands, suits, matters, leases and cause of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof (the "Released Claims"), including without limitation any claims or fraud, misrepresentation, non-disclosure, coercion, duress or other claims that the Released Parties wrongfully induced any of the undersigned to enter into the Purchase Agreement, but excluding any obligation, liability or claim under the Purchase Agreement.
Each of the undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section 1542 of the California Civil Code ("Section 1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to each of the undersigned. Section
1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." Each of the undersigned acknowledges that he or it may hereafter discover facts different from, or in addition to, those which he or it now knows or believes to be true with respect to the Released Claims, and that he or it is expressly and intentionally releasing unknown claims, such that the release contained in this Agreement shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. Each of the undersigned represents that he or it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims. Each of the undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, cost, expense (including, without limitation, attorneys' fees), right of action or cause of action based on, arising out of, or in connection with, any such actual or purported assignment, transfer or pledge.

                              REGENCY SHAREHOLDERS COMMITTEE
                              By:  STEEL PARTNERS II, L.P.

                              By:  Steel Partners, Ltd., the
                                   General Partner of Steel
                                   Partners Associates, L.P.,
                                   General Partner


                              By:_______________________________
                                   Warren Lichtenstein
                                   Chairman of the Board

                              STEEL PARTNERS II, L.P.

                              By:  Steel Partners, Ltd., the
                                   General Partner of Steel Partners
                                   Associates, L.P., General Partner


                              By:_______________________________
                                   Warren Lichtenstein
                                   Chairman of the Board


                              __________________________________
                              Warren Lichtenstein


                              __________________________________
                              Lawrence Butler


                              __________________________________
                              Jack Howard


                              __________________________________
                              Ronald LaBow


                              __________________________________
                              Richard Sandler


          The undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________, 1996 (the "Purchase Agreement") among Evergreen Acceptance Corporation, a Delaware corporation ("Evergreen"), Regency Equities Corp., a Delaware corporation
("Regency"), and the other persons party thereto as Sellers and in acknowledgement of the benefits realized as a result of the Purchase Agreement (including, without limitation, execution of mutual releases) hereby, on behalf of itself, its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the latter two terms are defined in Rule 12b-2 promulgated under the Securities Exchange
Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever release and discharge each of Evergreen, First Lincoln Holdings, Inc., a Delaware corporation, Martin Oliner and each of their respective officers, directors, predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns, from all claims, rights, demands, suits, matters, issues and causes of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof as a result of the proxy contest in connection with the 1995 Annual Meeting of Stockholders of Regency (the "Released Claims"), other than any obligation or liability or claim under the Purchase Agreement. The undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section
1542 of the California Civil Code ("Section 1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to the undersigned. Section
1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." The undersigned acknowledges that it may hereafter discover facts different from, or in addition to, those which it now knows or believes to be true with respect to the Released Claims, and that it is expressly and intentionally releasing unknown claims, such that the releases contained in this Release shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. The undersigned represents that it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims. The undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, cost, expense (including, without limitation, attorneys' fees), right of action or cause of action based on, arising out of, or in connection with, any such actual or purported assignment, transfer or pledge.

                              REGENCY EQUITIES CORP.



                              By:  _____________________________
                                   Name:
                                   Title:

          Each of the undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________,
1996 by and among Evergreen Acceptance Corporation, a Delaware corporation
("Evergreen"), Regency Equities Corp., a Delaware corporation ("Regency") and the other persons party thereto as Sellers (the "Purchase Agreement"), hereby, on behalf of himself or itself, his or its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the later two terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever release and discharge each of Evergreen, First Lincoln Holdings, Inc., a Delaware corporation,
Martin Oliner and each of their respective officers, directors, predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns (the "Released Parties"), from all claims, rights, demands, suits, matters, issues and causes of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof (the "Released Claims"), including without limitation any claims or fraud, misrepresentation, non-disclosure, coercion, duress or other claims that the Released Parties wrongfully induced any of the undersigned to enter into the Purchase Agreement, but excluding any obligation, liability or claim arising under the specific terms of the Purchase Agreement and Exhibits thereto. Each of the undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section 1542 of the California Civil Code ("Section
1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to each of the undersigned. Section 1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." Each of the undersigned acknowledges that he or it may hereafter discover facts different from, or in addition to, those which he or it now knows or believes to be true with respect to the Released Claims, and that he or it is expressly and intentionally releasing unknown claims, such that the releases contained in this Agreement shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. Each of the undersigned represents that he or it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims. Each of the undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, costs, expense (including, without limitation attorneys' fees), right of action or cause of action based on, arising out of, or in connection with any such actual or purported assignment, transfer or pledge.



                      [Signatures on following page]

                              SELLERS:

                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:


                              _________________________________
                              Name:

           [Additional signature pages may be added as needed.]


          Each of the undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________,
1996 by and among Evergreen Acceptance Corporation, a Delaware corporation
("Evergreen"), Regency Equities Corp., a Delaware corporation ("Regency"), and the other persons party thereto as Sellers (the "Purchase Agreement"), hereby on himself or itself, his or its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the later two terms are defined in Rule 12b-2 promulgated under the Securities Exchange
Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever release and discharge each of Warren Lichenstein,
Lawrence Butler, Jack Howard, Ronald LaBow, Steel Partners II, L.P., a Delaware limited partnership, Richard Sandler and each other Seller (as such term is defined in the Purchase Agreement) and each of their respective officers, directors, predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns
(the "Released Parties"), from all claims, rights, demands, suits, matters, issues and causes of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof as a result of the proxy contest in connection with the 1995 Annual Meeting of
Stockholders of Regency (the "Released Claims"), other than any obligation or liability or claim under the Purchase Agreement and Exhibits thereto.
Each of the undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section 1542 of the California Civil Code ("Section 1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to each of the undersigned. Section
1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." Each of the undersigned acknowledges that he or it may hereafter discover facts different from, or in addition to, those which he or it now knows or believes to be true with respect to the Released Claims, and that he or it is expressly and intentionally releasing unknown claims, such that the releases contained in this Agreement shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. Each of the undersigned represents that he or it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims. Each of the undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, cost, expense (including, without limitation, attorneys' fees), right of action or cause of action based on, arising out of, or in connection with any such actual or purported assignment, transfer or pledge.

                              __________________________________
                              Martin Oliner


                              FIRST LINCOLN HOLDINGS, INC.


                              By:_______________________________
                                   Name:
                                   Title:


                              EVERGREEN ACCEPTANCE CORPORATION


                              By:_______________________________
                                   Name:
                                   Title:

          The undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________, 1996 (the "Purchase Agreement") among Evergreen Acceptance Corporation ("Evergreen"), a Delaware corporation, Regency Equities Corp., a Delaware corporation ("Regency"), and the other persons party thereto as Sellers and in acknowledgement of the benefits realized as a result of the Purchase Agreement (including, without limitation, execution of mutual releases) hereby, on behalf of itself, its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the latter two terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever releases and discharges each of the Regency Shareholders Committee, Steel Partners II, L.P., a Delaware limited partnership, Warren Lichtenstein, Lawrence Butler, Jack Howard,
Ronald LaBow, Richard Sandler and each other Seller (as such term is defined in the Purchase Agreement) and each of their respective officers, directors, predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns, from all claims, rights, demands, suits, matters, issues and causes of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof as a result of the proxy contest in connection with the 1995 Annual Meeting of Stockholders of Regency (the "Released Claims") other than any obligation or liability or claim under the Purchase Agreement and Exhibits thereto. The undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section
1542 of the California Civil Code ("Section 1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to the undersigned. Section
1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." The undersigned acknowledges that it may hereafter discover facts different from, or in addition to, those which it now knows or believes to be true with respect to the Released Claims, and that it is expressly and intentionally releasing unknown claims, such that the releases contained in this Release shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. The undersigned represents that it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims. The undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, cost, expense (including, without limitation, attorneys' fees), right of action or cause of action based on, arising out of, or in connection with, any such actual or purported assignment, transfer or pledge.

                              REGENCY EQUITIES CORP.


                              By:  _____________________________
                                   Name:
                              Title:

          The undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________, 1996 (the "Purchase Agreement") among Evergreen Acceptance Corporation, a Delaware corporation ("Evergreen"), Regency Equities Corp., a Delaware corporation
("Regency"), and the other persons party thereto as Sellers, and in acknowledgement of the benefits realized as a result of the Purchase Agreement (including, without limitation, execution of mutual releases) hereby, on behalf of himself or itself, his or its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the latter two terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever release and discharge each of R A Partnership and EJ Associates, and each of their current directors, officers, employees, attorneys, representatives and agents and their predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns (the "Released Parties"), from all claims, rights, demands, suits, matters, leases and cause of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof (the "Released Claims"), including without limitation any claims or fraud, misrepresentation, non-disclosure, coercion, duress or other claims that the Released Parties wrongfully induced the undersigned to enter into the
Purchase Agreement, but excluding any obligation, liability or claim under the Purchase Agreement. The undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section
1542 of the California Civil Code ("Section 1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to the undersigned. Section
1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." The undersigned acknowledges that it may hereafter discover facts different from, or in addition to, those which it now knows or believes to be true with respect to the Released Claims, and that it is expressly and intentionally releasing unknown claims, such that the release contained in this Agreement shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. The undersigned represents that it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims. The undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, cost, expense (including, without limitation, attorneys' fees), right of action or cause of action based on, arising out of, or in connection with, any such actual or purported assignment, transfer or pledge.

                                   Regency Equities Corp.

                                   By: _______________________
                                   Name:
                                   Title:


     Each of the undersigned, in consideration of the mutual covenants set forth in the Stock Purchase Agreement dated ____________, 1996 (the "Purchase Agreement") among Evergreen Acceptance Corporation, a Delaware corporation ("Evergreen"), Regency Equities Corp., a Delaware corporation
("Regency"), and the other persons party thereto as Sellers, and in acknowledgement of the benefits realized as a result of the Purchase Agreement (including, without limitation, execution of mutual releases) hereby, on behalf of himself or itself, his or its representatives, trustees, heirs, executors, administrators, affiliates and associates (as the latter two terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 in effect on the date hereof) fully, finally, unconditionally, irrevocably and forever release and discharge each of Regency, its current directors, officers, employees, attorneys, representatives and agents and their predecessors, successors, agents, attorneys, representatives, trustees, affiliates, associates, parents, subsidiaries, accountants, heirs, executors, administrators and assigns
(the "Released Parties"), from all claims, rights, demands, suits, matters, leases and cause of action, whether known or unknown, that have been or could have been asserted in any court of competent jurisdiction or arbitration proceeding, either individually, derivatively or in any other capacity, from the beginning of time to and including the date hereof (the
"Released Claims"), including without limitation any claims or fraud, misrepresentation, non-disclosure, coercion, duress or other claims that the Released Parties wrongfully induced any of the undersigned to enter into the Purchase Agreement, but excluding any obligation, liability or claim under the Purchase Agreement. Each of the undersigned understands and acknowledges that the Released Claims include all claims of every nature and kind whatsoever, known or unknown, choate or inchoate, liquidated or unliquidated, suspected or unsuspected, and that all rights under Section 1542 of the California Civil Code ("Section 1542") and under comparable laws in other jurisdictions hereby are expressly waived. The consequences of such waiver have been explained by counsel to each of the undersigned. Section 1542 provides that "[a] general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." Each of the undersigned acknowledges that he or it may hereafter discover facts different from, or in addition to, those which he or it now knows or believes to be true with respect to the Released Claims, and that he or it is expressly and intentionally releasing unknown claims, such that the release contained in this Agreement shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. Each of the undersigned represents that he or it has not heretofore assigned, transferred or pledged, or purported to assign, transfer or pledge, to any person or entity, any of the Released Claims.
Each of the undersigned shall indemnify, defend and hold harmless the persons hereby released from and against any claim, demand, debt, loss, obligation, liability, cost, expense (including, without limitation, attorneys' fees), right of action or cause of action based on, arising out of, or in connection with, any such actual or purported assignment, transfer or pledge.

                              EJ Associates

                              By: __________________________
                              Name:
                              Title:

                              RA Partnership


                              By: __________________________
                              Name:
                              Title: